UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tandem Diabetes Care, Inc.

File No. 1-36189 - CF#31095

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Tandem Diabetes Care, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 6, 2014.

Based on representations by Tandem Diabetes Care, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through July 10, 2022
Exhibit 10.2	through July 10, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary